SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      GLOBAL DIVERSIFIED ACQUISITION CORP.
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                                (NAME OF ISSUER)

                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)

                                   379-43-K107
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                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  Steve M. Kerr
               7025 E. First Avenue, Suite 5, Scottsdale, AZ 85251
                                  (480)945-2232
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED)
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                February 12, 2004
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     o The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 379-43-K107

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1        NAME OF REPORTING PERSON:  Corporate Communications Network, Inc.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  88-0310844

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)    [ ]
                                                                    (b)    [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS (2)(d) OR (e) [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION:  Nevada

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                                       7   SOLE VOTING POWER  258,816
NUMBER OF
SHARES BENEFICIALLY                    -----------------------------------------
OWNED BY                               8   SHARED VOTING POWER  0
EACH
REPORTING                              -----------------------------------------
PERSON                                 9   SOLE DISPOSITIVE POWER  258,816
WITH
                                       -----------------------------------------
                                       10  SHARED DISPOSITIVE POWER  0

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         258,816

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  81.38%

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14       TYPE OF REPORTING PERSON  Corporation

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

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the shares of common stock of Global Diversified Acquisition Corp., a Nevada corporation (the "Issuer"), with its principal place of business located at 7025 East First Street, Suite 5, Scottsdale, Arizona 85251.

ITEM 2.  IDENTITY AND BACKGROUND.

         The person filing this Schedule 13D is Corporate Communications Network, Inc., a Nevada corporation incorporated January 7, 1994 ("CCN") which is located at 7025 East First Avenue, Suite 5, Scottsdale, Arizona 85251.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On February 12, 2004, CCN purchased from the Issuer a unit consisting of 200,000 shares of the Issuer's common stock, par value $.001 per share, and a warrant exercisable for a period of five years to purchase an additional 200,000 shares of common stock at an exercise price of $.001 per share, for an aggregate consideration of $65,000, of which $25,000 had been loaned to the Issuer in January 2004. CCN used general operating funds to make this purchase.

ITEM 4.  PURPOSES OF TRANSACTION.

         CCN has acquired the shares for investment purposes.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, CCN is the beneficial owner of, in the aggregate, 258,816 shares, representing 81.38% percent of the Issuer's outstanding shares. CCN also owns a Warrant to Purchase Common Stock for 200,00 shares of common stock.

         (b) CCN has sole voting power and sole dispositive power with respect to the 258,816 shares that it owns directly.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         CCN owns a Warrant to Purchase Common Stock for 200,00 shares of common stock with an exercise price of $.001 per share, which expires February 12, 2009.

         CCN does not have any additional contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 11, 2004                  Corporate Communications Network, Inc.


                                       /s/ STEVEN M. KERR
                                       -----------------------------------------
                                       By: Steven M. Kerr, President